Filed Pursuant to Rule 433 Under the Securities Act of 1933, as amended

Issuer Free Writing Prospectus dated September 23, 2025

Relating to Prospectus Supplement dated September 23, 2025

to Prospectus dated February 14, 2025

Registration Statement No. 333-284746

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada other than Québec. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. Copies of the documents may be obtained from the Corporate Secretary of Vox Royalty Corp. at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7, and are also available electronically at www.sedarplus.ca. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Vox Royalty Corp.

Public Overnight Marketed Treasury Offering of Common Shares

September 23, 2025

Term Sheet

All figures expressed in USD unless noted otherwise.

Issuer:	Vox Royalty Corp. (“Vox” or the “Company”)

Issue Amount:	Up to $55 million.

Issue Price:	$3.70 per common share of the Company (“Common Share”)

Over-Allotment Option:	The Company has granted the underwriters an option to offer for sale up to an additional 15% of Common Shares, at the Issue Price, exercisable in whole or in part at any time at any time until and including 30 days following the closing of the Offering.

Deterra Transaction:	Vox has entered into definitive agreements to acquire a global portfolio of ten gold offtake and royalty assets, covering twelve mines and projects across eight jurisdictions including Australia, Brazil, Canada, Cote d’Ivoire, Mali, Mexico, South Africa and the United States (the “Portfolio”), from certain subsidiaries of Deterra Royalties Limited (“Deterra”), for total upfront cash consideration of $57.5 million and $2.5 million in deferred milestones (the “Transaction”).

Use of Proceeds:	Vox intends to use the net proceeds from the Offering to fund the purchase price of the Transaction, subject to certain conditions precedent being satisfied or waived by the parties. If Vox uses less than the full amount of the net proceeds to purchase the Portfolio, the Company will reallocate those funds to the acquisition of additional royalties over the next 12-24 months.

Form of Offering:	Overnight marketed offering by way of a prospectus supplement to be filed in all of the provinces and territories of Canada, other than Québec. Public Offering in the United States via MJDS.

Listing:	The existing Common Shares are listed on NASDAQ and TSX under the symbol “VOXR”. Listing of the Common Shares on the NASDAQ and the TSX is a condition of closing the Offering.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs and DPSPs.

Joint Bookrunners:	BMO Capital Markets, Cantor Fitzgerald Canada Corporation, National Bank Financial.

Underwriting Fee:	5.00%

Closing:	On or about September 26, 2025.